Notice to ASX/LSE 2025 Key Dates 2 January 2025 Set out below are the key dates for Rio Tinto for the 2025 calendar year. Date Event 2024 Final dividend 19 February 2025 2024 full year results announcement 6 March 2025 Ex-dividend date for Rio Tinto plc and Rio Tinto Limited ordinary shares 7 March 2025 Ex-dividend date for Rio Tinto plc ADRs 7 March 2025 Record date 27 March 2025 Final date for elections under the Rio Tinto plc and Rio Tinto Limited Dividend Reinvestment Plans and under facilities for dividends to be paid in alternative currency (GBP/AUD/NZD) 8 April 2025 Currency conversion date 17 April 2025 Payment date 2025 Interim dividend 30 July 2025 2025 half year results announcement 14 August 2025 Ex-dividend date for Rio Tinto plc and Rio Tinto Limited ordinary shares 15 August 2025 Ex-dividend date for Rio Tinto plc ADRs 15 August 2025 Record date 4 September 2025 Final date for elections under the Rio Tinto plc and Rio Tinto Limited Dividend Reinvestment Plans and under facilities for dividends to be paid in alternative currency (GBP/AUD/NZD) 16 September 2025 Currency conversion date 25 September 2025 Payment date 2025 Annual general meetings 30 January 2025 Closing date for receipt of nominations for candidates other than those recommended by the board to be elected as directors at the 2025 annual general meetings 3 April 2025 Rio Tinto plc annual general meeting 1 May 2025 Rio Tinto Limited annual general meeting LEI: 213800YOEO5OQ72G2R82 Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State. EXHIBIT 99.2

Notice to ASX/LSE 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Wei Wei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com